SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarter ended December 31, 2002

NORSK HYDRO ASA

 (Translation of registrant’s name into English)

Bygdøy allé 2
N-0240 OSLO
Norway

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b): 82-__________

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in each of the Registration Statements on Form F-3 (No. 333-8110 and No. 333-10580) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

NORSK HYDRO ASA and SUBSIDIARIES
OPERATING AND FINANCIAL REVIEW AND PROSPECTS
for the year ended 31 December, 2002

In this Quarterly Report on Form 6-K (the “Report”), references to the “Company” are to Norsk Hydro ASA; references to “Hydro” or the “Group” are to the Company and its consolidated subsidiaries. The Company publishes its consolidated financial statements in Norwegian kroner (“NOK”). In this Report, references to “US dollar”, “USD”, or “$” are to United States dollars.

Preliminary results 2002 — Norsk Hydro

CONSOLIDATED RESULTS (US GAAP)
(UNAUDITED)

	Fourth quarter			Year
	2002	2002	2001	2002	2002	2001

Million, except per share data	NOK	EURO1)	NOK	NOK	EURO1)	NOK

Operating revenues	39,635	5,448	34,670	162,936	22,396	152,835

Operating income	6,139	844	2,832	19,984	2,747	21,083
Non-consolidated investees	484	67	265	33	5	566
Interest income and other financial income	334	46	788	1,418	194	2,847
Other income, net	—	—	(19)	219	30	578

Earnings before interest expense and taxes (EBIT)	6,957	957	3,866	21,654	2,976	25,074
Interest expense and foreign exchange gain/(loss)	223	31	(1,036)	517	71	(3,609)

Income before taxes and minority interest	7,180	988	2,830	22,171	3,047	21,465
Income tax expense	(3,769)	(518)	(1,703)	(13,318)	(1,830)	(13,750)
Minority interest	(28)	(4)	17	15	2	177

Net income	3,383	466	1,144	8,868	1,219	7,892
Earnings per share (in NOK and Euro)	13.10	1.80	4.40	34.40	4.70	30.50

Financial data
EBITDA — million	10,598	1,457	7,297	35,801	4,921	37,757
Investments — million	6,037	830	6,284	45,804	6,296	16,328
Net interest-bearing debt/equity 2)	0.44	0.44	0.27	0.44	0.44	0.27

1)	Presentation in EURO is a convenience translation based on the exchange rate at December 31, 2002, which was 7.2754.

2)	Net interest-bearing debt divided by shareholders’ equity plus minority interest.

All comparative figures are for the corresponding period in 2001 unless otherwise stated.

Norsk Hydro’s net income in 2002 was NOK 8,868 million (NOK 34.40 per share) compared with NOK 7,892 million (NOK 30.50 per share) in 2001.

The improvement compared to the prior year was primarily due to a significant increase in oil and gas production, more extensive aluminium operations following the acquisition of VAW in the first quarter, unrealised gains in connection with energy contracts together with unrealised gains associated with the Company’s debt. Lower oil and gas prices, difficult market conditions for Hydro Aluminium, and the strengthening of the Norwegian kroner negatively impacted the results.

In the fourth quarter, Hydro’s net income was NOK 3,383 million (NOK 13.10 per share), compared with NOK 1,144 million (NOK 4.40 per share) for the corresponding period in 2001. Operating income in the fourth quarter amounted to NOK 6,139 million, compared with NOK 2,832 million in the same period last year.

The Board proposes to the Annual General Assembly a dividend of NOK 10.50 per share for 2002, compared with NOK 10 per share in 2001. The RISK regulation for this year for Norsk Hydro ASA was estimated at NOK 14.90 per share.

•     “Hydro has achieved a return on capital in 2002 which is consistent with established targets for the year. The debt/equity ratio remains strong despite significant acquisitions, which reflects a strong cash flow throughout the year. Productivity has improved in all our business areas, particularly in the oil and gas segment, where a significant production increase has made an important contribution to the company’s profitability,”

•     “Market conditions for our aluminium operations have been difficult, while the high price of oil is a strong positive factor. There is considerable uncertainty associated with international economic development in the future. This implies a large degree of uncertainty with regards to price development for Hydro’s main products. We will continue to emphasize efforts to improve Hydro’s competitiveness and maintain the company’s financial strengths.” says President and CEO, Eivind Reiten.

In the fourth quarter Hydro’s oil and gas production was 540,000 barrels of oil equivalents (boe) per day. Production in 2002 averaged 480,000 boe per day, an increase of some 14 percent from 2001. Average production for 2003 was estimated at 510,000 boe per day. Hydro’s access to new oil and gas reserves, including the purchase and sale of field licences, comprised 187 percent of its annual production. The reserve replacement ratio was 98 percent, excluding purchases and sales of liscenses. Exploration results in 2002 were disappointing and NOK 3.4 billion was expensed for the year.

Aluminium operations expanded significantly in 2002 through the acquisition of the companies, VAW and Technal, both of which were fully integrated into Hydro’s business operations during the year. Efforts to realize synergies after the integration and other improvement programs continue according to plan. Market conditions for metal and value added products were difficult. The strong Norwegian kroner contributed significantly to a weakened competitive position for Norwegian production units. This, in combination with low aluminium prices, has resulted in weak results for these Norwegian units.

Hydro Agri maintained its level of earnings from the corresponding period of the previous year, despite a weak fertilizer market during most of the year, and the negative effect of changes in exchange rates and higher raw material costs. Market shares increased in Europe and sales volume outside of Europe increased to a level greater than sales in the European market.

During 2002, KFK divested substantial parts of its operations. In addition, Hydro signed an agreement for the sale of the Flexible Packaging unit. In total, Hydro has entered into contracts for divestments of over NOK 6 billion out of its total target for 2002 — 2003 of NOK 10 billion.

The provision for current and deferred taxes for 2002 amounted to NOK 13,318 million, approximately 60 percent of pre-tax income.

Fourth quarter 2002
	Operating	Non-cons. inv., Interest &	Other	Depreciation
NOK million	income (loss)	selected fin.items	income	and amortization	EBITDA

Hydro Oil and Energy	5,527	132	—	2,371	8,030
Hydro Aluminium	230	385	—	701	1,316
Hydro Agri	209	122	—	314	645
Other Activities	20	66	—	247	333
Corporate and Eliminations	153	113	—	8	274

Total 1)	6,139	818	—	3,641	10,598

Year 2002		Non-cons. inv.,
	Operating	Interest &	Other	Depreciation
NOK million	income (loss)	selected fin.items	income	and amortization	EBITDA

Hydro Oil and Energy	16,090	304	77	9,012	25,483
Hydro Aluminium	1,698	(90)	—	2,726	4,334
Hydro Agri	2,207	292	166	1,280	3,945
Other Activities	13	(81)	—	1,112	1,044
Corporate and Eliminations	(24)	1,026	(24)	17	995

Total 1)	19,984	1,451	219	14,147	35,801

1)	See specification on page 21.

EBITDA for 2002 was NOK 35,801 million (NOK 37,757 million). EBITDA for the fourth quarter was NOK 10,598 million (NOK 7,297 million).

The increase in EBITDA in the fourth quarter for Oil and Energy of NOK 2,502 million was mainly due to high oil and gas production, both as a result of high production regularity and high gas sales. The oil price measured in Norwegian kroner was approximately 11 percent higher in the fourth quarter than the equivalent period in 2001, while for the year as a whole it was approximately 11 percent lower than in 2001. Cost reductions had a positive effect.

EBITDA for Hydro Aluminium increased by NOK 1,618 million, mainly due to the additional business brought in by VAW and Technal, companies acquired in the first quarter. However, the aluminium markets remain weak. The exchange rate between the Norwegian kroner and the US dollar resulted in reduced competitiveness particularly for Norwegian operations. The integration of VAW and internal improvement programs are proceeding according to plan, and the cost reductions realized are ahead of the original schedule. The target for cost reductions by the end of 2003 has, as a result of these measures, been increased by NOK 400 million to NOK 2.0 billion. Cost reduction measures in magnesium operations are expected to yield additional cost savings of NOK 500 million.

Hydro Agri showed consistently good results, but was considerably affected by the weak US dollar in relation to the Norwegian kroner. International fertilizer markets remained weak in the fourth quarter, but a narrower gap between supply and demand after year end led to higher prices for important products.

Earnings from non-consolidated investees in the fourth quarter amounted to NOK 484 million compared to NOK 265 million in the fourth quarter of 2001. In the fourth quarter, a reduction in the currency loss connected to the alumina operations in Brazil of NOK 166 million contributed to the result. The corresponding currency gain was NOK 177 million in the fourth quarter of 2001. Earnings from non-consolidated investees were NOK 33 million in 2002 compared to NOK 566 million in 2001. A currency loss of NOK 460 million connected to the alumina operations in Brazil was expensed in 2002, compared to NOK 185 million in 2001.

Hydro Energy is responsible for securing electricity in the market for Hydro’s own consumption, delivery commitments and reducing the risk in the electricity portfolio against unfavorable price fluctuations. This is accomplished by making adjustments in production and by entering into contracts in the electricity derivative market. Electricity prices were abnormally high towards the end of 2002 as a result of low water reservoir levels and increased consumption. To compensate for low water reserves, and the consequent expected reduction in Hydro’s own production of electricity in 2003, Hydro entered into purchase contracts in the derivative market maturing in 2003. High prices at the end of 2002 led to an increase in the value of Hydro’s energy contracts portfolio with an unrealized effect on profit for the fourth quarter of roughly NOK 900 million. Approximately NOK 300 million of this was accounted for in Hydro Energy and approximately NOK 600 million in Corporate Activities and Eliminations. The value of the electricity contracts portfolio will fluctuate in accordance with changes in market prices and the size and composition of the portfolio at any given time. Electricity prices have fallen after year-end, whereby the value of these contracts will be reduced. This value reduction is expected to be expensed in the coming quarters.

Investments in 2002 totaled NOK 45.8 billion. The purchase of VAW amounted to NOK 20.9 billion. The investment in SDFI assets amounted to NOK 5.5 billion, including the effect of deferred taxes of NOK 2.1 billion.

CROGI (Cash Return on Gross Investment) was 8.6 percent in 2002 compared with 9.4 percent in 2001. Hydro Oil and Energy achieved a CROGI of 11.9 percent (13 percent in 2001). CROGI for Hydro Aluminium was 7.1 percent (5.7 percent in 2001). Hydro Agri achieved a CROGI of 9.4 percent (9.6 percent in 2001).

Calculated based on normalized prices 2), CROGI was 9 percent in 2002, compared with 8 percent in 2001. CROGI based on normalized prices for the areas were 9.6 percent for Hydro Oil and Energy, 8.9 percent for Hydro Aluminium and 11.2 percent for Hydro Agri, respectively.

2) See page 17.

HYDRO OIL AND ENERGY

EBITDA

	Fourth quarter		Year
NOK million	2002	2001	2002	2001

Exploration and Production	7,312	5,271	23,475	25,768
Energy and Oil Marketing	692	257	1,982	1,836
Eliminations	26	—	26	—

Total	8,030	5,528	25,483	27,604

Operating income (loss)

	Fourth quarter		Year
NOK million	2002	2001	2002	2001

Exploration and Production	4,926	2,964	14,472	17,813
Energy and Oil Marketing	575	221	1,592	1,365
Eliminations	26	—	26	—

Total	5,527	3,185	16,090	19,178

	Fourth quarter		Year
	2002	2001	2002	2001

Oil and gas production (thousands boe/d)	540	451	480	421
Oil price (USD/bbl)	25.60	18.90	24.70	24.20
Oil price (NOK/bbl)	186.70	168.20	194.20	217.20
Average exchange rate NOK/USD	7.30	8.88	7.88	8.98
Gas price (NOK/Sm3)	0.98	1.14	0.95	1.21
Exploration expense (NOK million)	424	477	3,416	1,417

Hydro Oil and Energy consists of two sub-segments: “Exploration and Production” and “Energy and Oil Marketing.” EBITDA for Oil and Energy in the fourth quarter of 2002 was NOK 8,030 million, an increase of 45 percent compared with the fourth quarter of 2001. EBITDA in 2002 was NOK 25,483 million, a reduction of 8 percent in relation to 2001.

EXPLORATION AND PRODUCTION

EBITDA for Exploration and Production in the fourth quarter was NOK 7,312 million, 39 percent higher than the fourth quarter of 2001. The increase was mainly due to increased production of both oil and gas, and higher oil prices in Norwegian kroner. The oil price expressed in Norwegian kroner for the quarter was roughly 11 percent higher than in the fourth quarter of 2001. Operating income in the fourth quarter was NOK 4,926 million, compared with NOK 2,964 million in the equivalent period last year. A NOK 174 million write-down of the Vale field, a satellite of the Heimdal field, reduced operating income in the fourth quarter. The write-down resulted from problems with the production profile of one well leading to a reduction in forecasted volume of gas production. EBITDA for 2002 was NOK 23,475 million, 9 percent lower than in 2001. Operating income for 2002 was NOK 14,472 million (NOK 17,813 million).

Hydro’s production of oil and gas in the fourth quarter of 2002 averaged 540,000 barrels of oil equivalents per day (boed), an increase of 89,000 boed compared with the fourth quarter of 2001. Oil production in the fourth quarter was 397,000 barrels, an increase of roughly 18 percent. The increase was largely attributable to production from the new fields, Terra Nova in Canada and Girassol in Angola, which came on stream in January 2002 and December 2001, respectively. In addition, Hydro increased production from the Oseberg fields as a result of an increase in ownership interest following the acquisition of the Norwegian State’s Direct Financial Interest (SDFI) state-owned licences in May 2002. Production related to these licences amounted to 41,000 barrels in the fourth quarter, which was equivalent to 24,000 barrels for the year. Production regularity has been high. Fourth quarter gas production was 143,000 barrels of oil equivalents, approximately 25 percent higher than in the equivalent period last year. Sold volumes of gas were higher than expected for the quarter due to low temperatures on the Continent. Hydro’s production of oil and gas for 2002 was on average 480,000 boed, an increase of 14 percent.

The average crude oil price in the fourth quarter was USD 25.6 per barrel, compared with USD 18.9 per barrel in the same period of the previous year. Expressed in Norwegian kroner, the realized oil price was around 11 percent higher than in the fourth quarter of 2001, and for the year averaged USD 24.7 per barrel, an increase of 2 percent from 2001. However the price in Norwegian kroner was 11 percent lower than in 2001. The average realized gas price in the fourth quarter was 14 percent lower than in the equivalent period in 2001 and amounted to NOK 0.98 per Sm3.

Costs (production costs, depreciation and net tariffs) for 2002 were NOK 79 per barrel produced, compared with NOK 81 in 2001. The main reason for the reduction was lower total costs combined with increased production, and lower unit depreciation as a result of upgrading reserves.

As of 1 January, 2003, operatorship of Tampen was transferred to Statoil. This involved the transfer of 535 employees. In addition, during January 2003 a decision to reorganize operations was announced reflecting anticipated lower development activity on the Norwegian Continental Shelf and fewer development projects. Related measures to reduce manning are expected to result in approximately 300 fewer employees and consultants by the end of 2003. Costs associated with these efforts will be included in the results for 2003.

Exploration costs amounted to NOK 424 million in the fourth quarter, compared with NOK 460 million in the fourth quarter of 2001. Discoveries were made during the quarter in Block 17 in Angola (Zenia) and in Norway on PL050 (Aurora) and PL073 (Tyrihans). Exploration well results in Angola and Canada are under evaluation. The Solsikke well on PL253 off mid-Norway proved to be dry. Exploration costs for 2002 amounted to NOK 2,495 million. NOK 3,416 million of exploration cost was expensed in 2002, which is approximately NOK 2 billion greater than in 2001. The increase relates primarily to the discovery of dry wells within the international exploration activities and the expensing of the previously capitalized property acquisition costs. During the course of 2002, 30 wells were completed, 11 of which resulted in discoveries and three of which are still under evaluation.

Hydro’s remaining oil and gas reserves were 2,225 million barrels of oil equivalents (mboe) at the end of 2002. At the end of 2001 the remaining reserves were 2,073 mboe. Hydro’s reserve replacement ratio for 2002 was 187 percent including 186 mboe relating to the purchase of SDFI licences. Excluding purchases and sales of licenses, the reserve replacement rate was 98 percent. The increase in reserves resulted from the reclassification of technical resources to proved reserves, in particular Snøhvit and Libya, in addition to the upgrading of producing fields. Reserve life (defined as the number of years of production from proved reserves at the present production level) was 13 at the end of 2002; with 9 years for oil and 26 years for gas.

ENERGY AND OIL MARKETING

EBITDA for Energy and Oil Marketing for the fourth quarter of 2002 was NOK 692 million, compared to NOK 257 million in the same period of the prior year. EBITDA for 2002 was NOK 1,982 million, 8 percent higher than in 2001. EBITDA in 2001 included a gain on the sale of electricity grid assets amounting to NOK 179 million. Operating income for 2002 was NOK 1,592 million compared to NOK 1,365 million in 2001.

EBITDA and operating income from the power sourcing and marketing activities increased by approximately NOK 412 million in the fourth quarter of 2002 compared to 2001. Norwegian power prices increased to record high levels during the quarter as a result of unusually low water reservoir levels caused by a dry autumn. Increased energy consumption in the quarter resulting from exceptionally cold weather contributed to the price climb. To offset the low reservoir levels, Hydro entered into purchase contracts in the derrivative market maturing 2003.

Average spot prices for the quarter were 35.7 øre per kWh compared to 17.0 øre per kWh in the same period of the prior year. The spot price at the end of 2002 was 62.6 øre per kWh. Forward prices for 2003 also increased considerably. This resulted in a higher fair value of the electricity portfolio by approximately 900 million. Part of this portfolio consists of sales contracts to other Hydro units. As a result, only part of the unrealized gain was reflected in the Energy results.

In the fourth quarter of 2002, power production decreased by 11 percent to 2.4 TWh compared to the same period in 2001. Production for the year was slightly higher than the prior year. The price increase in fourth quarter caused the average price for 2002 to increase to a level approximately 8 percent above 2001 level. The price for electricity declined significantly at the beginning of 2003.

EBITDA and operating loss from gas sourcing and marketing activities was NOK 29 million compared to a NOK 79 million gain in the same period of the prior year. Gas sourcing and marketing experienced weaker trading during the quarter.

EBITDA and operating income from oil trading and refinery operations increased by approximately NOK 35 million in the fourth quarter of 2002 compared to the same period of the previous year. The increase was mainly due to improved oil trading results, which increased by NOK 74 million compared to the same period of the previous year. Start up problems after the planned maintenance shut down at the Scanraff refinery at the end of the third quarter had an adverse effect on the fourth quarter results. Hydro’s average refinery margin for the fourth quarter was USD 2.62 per barrel, compared to USD 2.56 in 2001. For the year, the refinery margin was reduced from an unusually high average of USD 3.76 in 2001 to USD 2.21 for 2002.

EBITDA for Oil Marketing in the fourth quarter of 2002 was NOK 76 million compared to NOK 10 million in the same period of the prior year. The increase reflects improved margins mainly due to lower inventory losses. In the fourth quarter inventory losses amounted to NOK 15 million, compared to NOK 173 million in the same period of the prior year. Volumes remained virtually unchanged compared to the prior year. EBITDA for 2002 was NOK 323 million, NOK 208 million higher than in 2001, mainly due to improved margins including inventory gains of NOK 91 million compared to inventory losses of NOK 172 million during 2001.

HYDRO ALUMINIUM

EBITDA

	Fourth quarter		Year
NOK million	2002	20011)	2002	20011)

Metals	964	(349)	2,703	1,766
Rolled Products	47	25	258	162
Extrusion and Automotive	285	(91)	1,084	632
Other and eliminations	20	113	289	(17)

Total	1,316	(302)	4,334	2,543

Operating income (loss)

	Fourth quarter		Year
NOK million	2002	20011)	2002	20011)

Metals	425	(747)	1,690	372
Rolled Products	(187)	3	(295)	58
Extrusion and Automotive	(29)	(366)	14	(228)
Other and eliminations	21	113	289	(17)

Total	230	(997)	1,698	185

	Fourth quarter		Year
	2002	2001	2002	2001

Aluminium price LME (US dollar/tonne)	1,313	1,378	1,354	1,484
USD/NOK, realized 2)	7.62	9.04	8.34	8.90
Primary production (Kmt)	349	177	1,253	785

1)	Hydro has changed its presentation to include all unrealized gains and losses related to the LME contracts at the Hydro Aluminium area level. Prior periods have been reclassified to be presented on a consistent basis.

2)	Difference between realized exchange rate and spot rate at the date of transaction is reported as currency gain/loss and not included in EBITDA.

As of the first quarter of 2002, the Aluminium business area is comprised of Hydro’s and VAW`s aluminium and magnesium activities with the exception of VAW’s Flexible Packaging operations which are included in “Other Activities”. The Aluminium business area consists of the following sub-segments:

•     Metals (Primary Metals and Metal Products)

•     Rolled Products

•     Extrusion and Automotive (including the North America unit)

Prior year amounts have been restated in accordance with this reporting structure.

During the first quarter of 2002, Hydro acquired VAW Aluminium AG and Technal. Both companies are fully integrated into the operations of Hydro Aluminium. Hydro’s consolidated results include the operating results of VAW as of March 15, 2002 and Technal, as of January 26, 2002.

Hydro Aluminium’s EBITDA for the fourth quarter of 2002 was NOK 1,316 million compared to a loss of NOK 302 million during the same period of the prior year. Operating income for the quarter was NOK 230 million compared to an operating loss of NOK 997 million in the fourth quarter of 2001. A large part of the improvement is attributable to the contributions made by VAW and Technal. However, the fourth quarter 2001 also included losses related to trade receivables and aluminium options as well as restructuring costs of NOK 700 million related to the closure of the primary magnesium plant in Porsgrunn, Norway.

Results were negatively impacted by a decline of approximately 20 percent of realized aluminium prices stated in Norwegian kroner compared to the fourth quarter of 2001. Fixed costs increased in the fourth quarter by NOK 125 million compared to the prior year, among other things as a result of accruals related to environmental costs, wage inflation and costs related to projects

EBITDA for 2002 was NOK 4,334 million, an increase of 1,791 million. EBITDA from new businesses acquired during 2002 was NOK 2,489 million.

Hydro Aluminium’s results reflected the difficult market conditions which impacted all sub-segments during 2002. In response to the economic conditions, customers reduced their inventories which led to a decline in demand for metal products. As a result, overcapacity in the markets put pressure on both London Metals Exchange (LME) prices and product margins.

Cost and manning targets were met in 2002 for improvement programs designed to increase Hydro Aluminium’s overall efficiency. Total cost reductions amounted to approximately NOK 1 billion in 2002. Closure of the primary magnesium production in Norway yielded cost savings of NOK 430 million in 2002 (compared to total planned annual saving of NOK 500 million by the end of 2003). Additional improvement programs were announced in connection with the VAW acquisition to capture synergies within the combined organization. These programs resulted in the remaining NOK 560 million in saving compared to the level of costs of the combined businesses in 2001.

Total costs incurred in 2002 related to the improvement programs were NOK 300 million of which NOK 211 million was expensed in 2002 (NOK 65 million in the fourth quarter). The remainder was included in the opening balance liabilities upon the acquisition of VAW. The results were also negatively impacted by additional VAW integration costs of approximately NOK 150 million in 2002 (NOK 22 million in the fourth quarter).

Staff reductions during 2002 totalled 528 employees in the primary magnesium operations and 708 employees associated with other cost reduction initiatives.

Hydro Aluminium increased total saving targets in the fourth quarter of 2002. Cost saving targets for the combined programs, including magnesium, were increased by NOK 400 million to NOK 2.5 billion by the end of 2003 compared to the cost level of the combined businesses in 2001. Total costs directly related to the implementation of the improvement programs are expected to be NOK 1,400 million, of which NOK 990 million were incurred by the end of 2002.

Results from non-consolidated investees contributed NOK 341 million to EBITDA for the fourth quarter of 2002. During the year, the results were strongly influenced by the unrealized currency losses on USD-denominated loans held by the Brazilian alumina producer, Alunorte. Positive results for the fourth quarter reflected a reversal of NOK 166 million of previously recognised currency losses. For the year as a whole, the results from non-consolidated investees was a loss of NOK 219 million compared to a a profit of NOK 118 million in 2001. The annual results included currency losses of NOK 460 million in 2002 and NOK 159 million in the previous year.

METALS

Metals includes Hydro’s former Aluminium Metal Products, consisting of production of primary aluminium, remelt activities in Europe and magnesium metal activities, as well as the primary materials and metal products activities of VAW. Similar activities in the US are included as part of the Extrusion and Automotive sub-segment.

EBITDA for Metals in the fourth quarter of 2002 was NOK 964 million including approximately NOK 442 million from VAW activities acquired. During the same period of the prior year, the segment recorded a loss of NOK 349 million, which included NOK 700 million in restructuring costs for magnesium activities. EBITDA in 2002 was NOK 2,703 million, compared to NOK 1,766 million during 2001. The operating result for the fourth quarter was NOK 425 million compared with a negative operating result of NOK 747 million in 2001. The operating result for 2002 was NOK 1,690 million, compared with NOK 372 million in 2001.

Hydro’s realized LME price of USD 1,313 per tonne for the fourth quarter of 2002 was approximately 5 percent lower than the corresponding price of USD 1,378 per tonne for the prior year. Measured in Norwegian kroner, the LME price declined approximately 20 percent.

Volumes increased with the addition of the VAW business while the former Hydro Aluminium business volume remained stable. Product premiums increased, but remained lower during the fourth quarter than in the corresponding quarter in 2001.

Due to the strong Norwegian kroner and the low aluminium price, results for the Norwegian smelters were weak. Metals completed a major part of an environmental review and increased provisions for environmental liabilities by NOK 65 million.

Short-term high power prices during the fourth quarter in Norway did not significantly impact Hydro Aluminium’s earnings. Metals has long-term power contracts and is therefore not influenced by the spot market.

Magnesium operations have developed positively during the year. The market is, however, still under pressure.

Hydro Aluminium has several expansion projects in progress which are expected to improve the cost per tonne of the primary metal production. The first phase of the expansion of the aluminium plant in Sunndal in Norway started production during the fourth quarter as planned. Costs of NOK 27 million related to the start up have been expensed. Other expansion projects (primary capacity in Alouette, Canada, alumina refinery, Alunorte, in Brazil, anode production factory, Aluchemie, and the anode baking furnace in Årdal, Norway) are meeting progress and cost targets.

ROLLED PRODUCTS

EBITDA for Rolled Products for the fourth quarter of 2002 was NOK 47 million compared to NOK 25 million for the comparable period of the previous year. Activities relating to acquired VAW plants contributed NOK 50 million in EBITDA for the quarter. Operating loss for the fourth quarter of 2002 was NOK 187 million.

EBITDA for 2002 totaled NOK 258 million. The operating result for 2002 was a negative NOK 295 million, compared to a positive operating result of NOK 58 million in 2001.

At the acquisition date, inventories relating to VAW were adjusted to fair market value. This negatively impacted earnings by increasing cost of goods sold by approximately NOK 125 million for 2002. For the fourth quarter, this resulted in a positive effect of approximately NOK 25 million due to the refinement of fair value estimates from the first quarter. Other integration and demanning costs charged to 2002 earnings were approximately NOK 85 million (NOK 8 million in the fourth quarter).

Rolled Products’ sales prices are based on a margin over metal prices. The production process requires a long lead time, resulting in a normal inventory level during the process corresponding to between two and three months production. Therefore margins are impacted by variances in inventory values resulting from changing metal prices. Falling prices result in losses on inventory, which are reflected in the segment’s margin. Such losses amounted to approximately NOK 94 million for the fourth quarter and approximately NOK 200 million for 2002.

The result for fourth quarter was weak due to a normal seasonal effect on volume. After a decline during the first nine months of 2002, the average margin for the rolling mills recovered during the fourth quarter. Sales volumes of flat rolled products during 2002 increased approximately 6 percent compared to the previous year. The manufacturing system consists of two major rolling mills and several smaller mills. The rolling mill in Holmestrand, Norway experienced serious challenges relating to higher costs for scrap sourcing, (a major raw material) operational difficulties and the strong Norwegian kroner.

EXTRUSION AND AUTOMOTIVE

EBITDA for Extrusion and Automotive for the fourth quarter of 2002 was NOK 285 million, an increase of NOK 376 million compared to the corresponding period of the prior year. Excluding the operations of Technal and VAW and non-recurring items, EBITDA increased by NOK 144 million. Non-recurring charges of NOK 18 million were incurred in the quarter compared to NOK 194 million during the fourth quarter of the prior year. Operating loss for the fourth quarter amounted to NOK 29 million compared to NOK 366 million for the corresponding period in 2001.

EBITDA for 2002 was NOK 1,084 million compared to NOK 632 million in 2001. Excluding newly acquired units and non-recurring items, EBITDA decreased by approximately NOK 16 million. The decline related to lower results in North America, while Extrusion Europe and Automotive improved performance.

The market continues to be weak both in Europe and North America. On both continents weak demand has put pressure on the margins, although margins in the US have been more stable in spite of continuously decreasing volumes. The result for the European Extrusion activities was better in 2002 than 2001 due to efficiency and productivity improvements. Hydro’s Automotive activities experienced higher volumes in the fourth quarter than in the previous quarter which was partially offset by higher cost from the ramp up of new products.

HYDRO AGRI

	Fourth quarter		Year
NOK million	2002	2001	2002	2001

EBITDA	645	1,099	3,945	4,402

Operating income	209	646	2,207	2,114

EBITDA for the fourth quarter of 2002 amounted to NOK 645 million (NOK 1,099 million). Fourth quarter operating income amounted to NOK 209 million compared to NOK 646 million in 2001. The main reasons for the decline include the appreciation of the NOK compared with USD and Euro resulting in an estimated decline of approximately NOK 300 million, increased oil and gas costs of approximately NOK 90 million and lower sales volumes reducing EBITDA by an additional NOK 100 million. The negative effects were partly offset by increased prices and lower fixed costs. Hydro’s market share in Europe improved in the quarter, mainly as a result of enhanced customer relations and a decline in imports. Prices in Europe increased towards the end of the quarter as a result of a tighter supply-demand balance and higher urea prices.

Hydro Agri achieved an EBITDA in 2002 of NOK 3,945 million (NOK 4,402 million in 2001). The decline was caused by the depreciation of the USD and Euro relative to the NOK. EBITDA expressed in USD remained unchanged at approximately USD 500 million.

The 2002 result was heavily influenced by the depreciation of USD and Euro relative to NOK. The estimated effect of the currency changes for 2002 was a decline in operating income and EBITDA of approximately NOK 700 million. Excluding the effects of currency changes, EBITDA improved by an estimated NOK 250 million. The major items having a positive effect on EBITDA included: increased volumes to markets outside of Europe (approximately NOK 100 million), lower oil and gas costs (approximately NOK 400 million), improved profit from industrial products (approximately NOK 100 million), lower fixed costs excluding currency effects (approximately NOK 355 million) and lower level of non-recurring items (approximately NOK 400 million). The major negative effects on EBITDA were: reduced prices and margins (approximately NOK 700 million), lower result in non-consolidated investees (approximately NOK 180 million) and lower interest income from receivables, (approximately NOK 180 million).

Operating income for 2002 amounted to NOK 2,207 million compared with NOK 2,114 million for 2001. Operating income improved as a result of lower depreciation in 2002 and write down of assets in 2001.

The global fertilizer industry continued to experience difficult markets in the fourth quarter, characterized by low international prices of commodity nitrogen products like urea and high feedstock prices, especially in the US. For European activities the Euro appreciation caused additional concern. At the end of the year the supply-demand balance tightened and prices have since increased.

In 2002, European fertilizer prices for all major nitrogen products were strongly influenced by the low international urea price. Nitrate prices were reduced by 7 percent measured in USD, while balanced fertilizer (NPK) prices showed a smaller reduction. Hydro gained market share due to the decrease in imported goods which declined by approximately 16 percent. On the whole, Hydro Agri maintained European sales volumes in a difficult year.

Outside of Europe, Hydro Agri improved sales in all key business segments during 2002. Sales volumes increased from 10.0 million tonnes of fertilizers in 2001 to 11.3 million tonnes in 2002. In terms of volume, the non-European fertilizer activity amounted to 54 percent of the total fertilizer business. In Latin America, Africa, Asia and North America the market position improved within Hydro Agri’s core segments. The strategic co-operation and marketing agreement with the Chilean speciality fertilizer producer, SQM, contributed positively to the progress of the business improvement in all regions. Sale of investment in the phosphate joint venture, Farmland Hydro, located in Florida in the US, was another step to strengthen the focus on core activities.

The industrial segment (Hydro Gas and Chemicals) significantly improved performance in 2002 from a satisfactory level in 2001. EBITDA improved to almost NOK 800 million, an underlying improvement of more than NOK 100 million compared to 2001. Technical nitrates, nitrogen chemicals and industrial gases showed strong performance and volumes increased in all major segments.

Fixed costs for Hydro Agri were reduced by NOK 355 million for the year 2002 compared with 2001 excluding the effects of the currency changes. Approximately one-third of the savings related to the sale of low performing non-core assets. Savings in the fourth quarter amounted to NOK 60 million of which NOK 40 million was due to divestments.

Net operating capital was reduced by NOK 2,300 million partly as a result of reduced inventory and receivable days, and partly as a result of the USD depreciation. Capital expenditures were NOK 1,543 million in 2002.

OTHER ACTIVITIES

EBITDA

	Fourth quarter		Year
NOK million	2002	2001	2002	2001

Petrochemicals	35	—	320	363
Flexible Packaging	58	—	265	—
Other	240	471	459	852

Total	333	471	1,044	1,215

Operating income (loss)

	Fourth quarter		Year
NOK million	2002	2001	2002	2001

Petrochemicals	(64)	(145)	(35)	(101)
Flexible Packaging	(3)	—	83	—
Other	87	133	(35)	(240)

Total	20	(12)	13	(341)

Other activities consist of Petrochemicals, Treka AS (previously A/S Korn- og Foderstof Kompagniet or KFK), VAW Flexible Packaging, Pronova, the industial insurance company, Industriforsikring, and Hydro Business Partner.

PETROCHEMICALS

EBITDA in 2002 was NOK 320 million compared with NOK 363 million in 2001. EBITDA in 2001 included non-recurring costs of approximately NOK 225 million and a gain of NOK 59 million resulting from the sale of Singapore Polymers Corporation. The weaker result in 2002 primarily reflected lower prices for S-PVC and sodium hydroxide solution. In addition, a maintenance shutdown at the Rafnes plant resulted in costs and lost volume amounting to NOK 60 million. Lower raw materials costs for wet gas and purchased ethylene resulted in a positive effect.

EBITDA in the fourth quarter was NOK 35 million compared with a breakeven result in the fourth quarter of 2001, which included non-recurring costs of around NOK 130 million and gains of NOK 59 million. The underlying decline in earnings resulted primarily from lower prices for sodium hydroxide solution and higher raw material costs for wet gas and purchased chlorine.

TREKA AS (FORMERLY A/S KORN-OG FODERSTOF KOMPAGNIET -KFK)

Following the sale of its feed and grain operation, A/S Korn og Foderstof Kompagniet was renamed Treka AS. The sale of the Danish operation was completed in the fourth quarter of 2002. The sale of the operations in Sweden was approved by the authorities in the fourth quarter and the transaction was completed in January 2003. The completion of these transactions did not have a significant effect on the results due to an earlier write-down of assets amounting to approximately NOK 150 million in the third quarter. The main activities remaining in Treka relate primarily to the Biomar fish feed operations.

FLEXIBLE PACKAGING

Results for Flexible Packaging are included in Hydro’s operating results from March 15, 2002. During the fourth quarter an agreement was signed to sell the Flexible Packaging operations to Alcan. The transaction is pending regulatory approvals. No significant gain or loss relating to the sale is expected with the exception of potential currency translation effects at closing. Currency changes resulted in an unrealised translation loss of NOK 150 million as of the end of 2002.

EBITDA for Flexible Packaging in the fourth quarter of 2002 was NOK 58 million, which was slightly lower than in the third quarter. EBITDA for 2002 was NOK 265 million.

CORPORATE ACTIVITIES AND ELIMINATIONS

Hydro Energy has outstanding purchase contracts for electricity that are primarily intended to secure the power supply for operations in Hydro. Accordingly, Energy has corresponding sales contracts with other units within the group. Contracts meeting certain criteria are deemed to be derivative contracts and are revalued at market value by Energy at the end of each period. At the end of 2002, exceptionally high electricity prices in Norway led to unrealized gains on external derivative contracts and corresponding losses on related internal sales contracts for Hydro Energy. Hydro units account for power contracts with Hydro Energy as ordinary purchase contracts. Therefore such contracts are not revalued at market value at the end of each period. Elimination of the effect of market value evaluation of internal contracts in the fourth quarter constituted a positive effect on the operating result and EBITDA of approximately NOK 600 million, and was included in the group eliminations. There have been no such significant effects in previous periods. The value of the energy contracts portfolio will fluctuate in accordance with changes in market prices and the size and composition of the portfolio at any given time. Electricity prices have fallen after year-end, and the value of these contracts has been reduced.

FINANCE

	Fourth quarter		Year
NOK million	2002	2001	2002	2001

Interest income	328	750	1,548	2,775
Dividends received / net gain (loss) on securities	6	38	(130)	72

Interest income and other financial income	334	788	1,418	2,847

Interest expense	(767)	(932)	(3,189)	(3,721)
Capitalized interest	170	164	607	685
Net foreign exchange gain (loss)	857	(203)	3,262	(416)
Other	(37)	(65)	(163)	(157)

Interest expense and foreign exchange gain/(loss)	223	(1,036)	517	(3,609)

Net financial income (expense)	557	(248)	1,935	(762)

Net financial income for 2002 was NOK 1,935 million, including a currency gain of NOK 3,262 million. During the year the US dollar and closely linked currencies such as the Canadian dollar have weakened considerably against both the Norwegian kroner, the Euro and the Australian dollar, resulting in gains on loans and currency forwards but also currency losses on receivables. Hydro started the year with an extraordinarily high cash level which was subsequently used for funding the VAW acquisition early in the year. As a result, interest income was lower in 2002 than in the preceding year.

Net financial income for the fourth quarter of 2002 was NOK 557 million, including a foreign exchange gain of NOK 856 million. The weakening trend of the USD was the same in the quarter as for the full year. A return to a more normal cash situation compared to 2001 was also reflected in lower interest income.

Net interest bearing debt at the end of 2002 was NOK 34 billion, an increase of NOK 13 billion compared to 2001. There was no new issuance of debt during the year; however, a certain amount of debt included as part of the VAW acquisition remains outstanding.

Hydro’s debt/equity ratio, calculated as net interest bearing debt divided by equity plus minority interest, was 0.44 at the end of 2002. The ratio was positively affected by the currency development in addition to a high cash flow generation. Throughout the year, the debt/equity ratio was at or better than the Company’s long term target of 0.5, despite the major acquisitions.

TAX

The provisions for current and deferred taxes for 2002 amounted to NOK 13,318 million, approximately 60 percent of income before tax. This amount is mainly comprised of current taxes. The equivalent figures for 2001 were NOK 13,750 million and 64 percent.

On February 7, 2003, The Norwegian Supreme Court unanimously decided to accept Norsk Hydro’s tax treatment of Group contribution for the year 1993. Hydro will be reimbursed NOK 177 million in taxes and NOK 148 million in interest which will be reflected in first quarter 2003 results.

Oslo, February 10, 2003
Board of Directors

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

				Year ended
	Fourth quarter			December 31,
	2002	2002	2001	2002	2002	2001

Million, except per share data	NOK	EURO1)	NOK	NOK	EURO1)	NOK

Operating revenues	39,635	5,448	34,670	162,936	22,396	152,835
Depreciation, depletion and amortization	3,706	509	3,102	13,912	1,912	12,273
Other operating costs	29,790	4,095	27,775	129,050	17,738	118,518
Restructuring costs	—	—	961	(10)	(1)	961

Operating income	6,139	844	2,832	19,984	2,747	21,083

Equity in net income of non-consolidated investees	484	67	265	33	5	566
Interest income and other financial income	334	46	788	1,418	194	2,847
Other income, net	—	—	(19)	219	30	578

Earnings before interest expense and tax (EBIT)	6,957	957	3,866	21,654	2,976	25,074

Interest expense and foreign exchange gain/(loss)	223	31	(1,036)	517	71	(3,609)

Income before tax and minority interest	7,180	988	2,830	22,171	3,047	21,465

Income tax expense	(3,769)	(518)	(1,703)	(13,318)	(1,830)	(13,750)
Minority interest	(28)	(4)	17	15	2	177

Net income	3,383	466	1,144	8,868	1,219	7,892

Earnings per share (in NOK and Euro)	13.10	1.80	4.40	34.40	4.70	30.50

Average number of outstanding shares	257,960,532	257,960,532	257,411,860	257,799,411	257,799,411	258,434,202

1)	Presentation in EURO is a convenience translation based on the exchange rate at December 31, 2002, which was 7.2754.

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,		December 31,
	2002	2002	2001

Million, except per share data	NOK	EURO1)	NOK
ASSETS
Cash and cash equivalents	5,965	820	27,148
Other liquid assets	2,647	364	2,421
Receivables	40,547	5,573	34,960
Inventories	17,232	2,368	15,794

Total current assets	66,391	9,125	80,323

Property, plant and equipment, less accumulated depreciation, depletion and amortization	112,465	15,458	95,277
Other assets	28,473	3,914	22,322

Total non-current assets	140,938	19,372	117,599

Total assets	207,329	28,497	197,922

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank loans and other interest bearing short-term debt	7,306	1,004	8,458
Current portion of long-term debt	1,958	269	1,966
Other current liabilities	38,593	5,305	32,569

Total current liabilities	47,857	6,578	42,993

Long-term debt	30,902	4,247	37,853
Other long-term liabilites	14,633	2,011	10,127
Deferred tax liabilities	36,838	5,064	31,105

Total long-term liabilities	82,373	11,322	79,085

Minority shareholders’ interest in consolidated subsidiaries	1,143	157	1,051

Shareholders’ equity	75,956	10,440	74,793

Total liabilities and shareholders’ equity	207,329	28,497	197,922

1)	Presentation in EURO is a convenience translation based on the exchange rate at December 31, 2002, which was 7.2754.

CHANGES IN SHAREHOLDERS’ EQUITY

	Year
NOK million	2002	2001

Shareholders’ equity at beginning of period	74,793	71,227
Net income	8,868	7,892
Dividend declared and paid	(2,576)	(2,470)
Foreign currency translation, net	(7,221)	(793)
Hedge of net investment and cash flow hedge	2,312	225
Other items recorded directly to shareholders’ equity	(354)	(356)
Reissue (purchase) of treasury stock	134	(932)

Shareholders’ equity at end of period	75,956	74,793

All figures are based on generally accepted accounting principles in the United States (US GAAP) unless otherwise stated.

Hydro’s accounting principles are included in its 2001 Annual Report. The principles are similar for the interim accounts, with the exception of the new accounting standards implemented on January 1, 2002 in accordance with the description in the 2001 Annual Report and in this Report.

Interim figures and year-end figures for 2002 are unaudited.

GOODWILL AND OTHER INTANGIBLE ASSETS

Beginning January 1, 2002 Hydro adopted Statement of Financial Accounting Standards No. 141 (SFAS 141), “Business Combinations” and Statement No. 142 (SFAS 142), “Goodwill and Other Intangible Assets”. SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method. SFAS 141 also sets forth guidelines for the accounting for intangible assets including goodwill, and expands financial disclosures concerning business combinations consummated after June 30, 2001.

Under SFAS 142, goodwill and certain other intangible assets are no longer systematically amortized but reviewed at least annually for impairment. The largest portion of goodwill was recorded in the North America sector of the Extrusion and Automotive sub-segment. Hydro has determined that the reporting unit level where goodwill is to be recorded is the sector level. Hydro was required to complete the first step of the transitional goodwill impairment test by June 30, 2002 and the second step by the end of the 2002 calendar year. The first step required Hydro to compare the fair value of sectors with goodwill to the carrying value of the net assets of the respective sectors. If this assessment indicated that the fair value to be less than the carrying value for certain sectors, such sectors would then be subject to the second step of the impairment test which can lead to identifying and measuring impairments to goodwill.

Hydro completed the transitional goodwill impairment test for the North America sector as of January 1, 2002 as well as the annual goodwill impairment test in the fourth quarter of 2002. These tests did not result in any impairment charges.

Hydro incurred a NOK 52 million goodwill impairment charge in the “Other Activities” segment related to KFK’s divestment of its feed activity.

Under SFAS 142, intangible assets determined to have indefinite useful lives are not amortized until a finite life can be estimated. These intangible assets are subject to impairment testing on an annual basis. Hydro performed a reassessment of the trademarks related to the Technal acquisition within the Extrusion and Automotive segment and determined that it has a finite life estimated to be 20 years.

The following table reconciles the reported Earnings Before Interest Expenses and Taxes (EBIT), reported net income, and reported earnings per share to that which would have resulted for the fourth quarter ended December 31, 2001 and for the year ended December 31, 2001, assuming SFAS 142 was adopted on January 1, 2001.

	Fourth quarter	Year
NOK million, except per share data	2001	2001

Reported earnings before interest expenses and taxes (EBIT)	3,866	25,074
Goodwill amortization	42	158

Pro forma EBIT	3,908	25,232

Net income	1,144	7,892
Goodwill amortization (after tax)	42	158

Pro forma net income	1,186	8,050

Reported earnings per share	4.40	30.50
Goodwill amortization per share	0.20	0.60

Pro forma earnings per share	4.60	31.10

Hydro has the following intangible assets and goodwill included in Other Assets:

		2002			2001
	Gross	Accumulated		Gross	Accumulated
	carrying	amortization/		carrying	amortization/
NOK million	amount	impairment	Net	amount	impairment	Net

Intangible assets with finite useful life	3,284	(1,605)	1,679	1,889	(1,354)	535
Intangible assets with indefinite useful life	5	—	5	—	—	—

Total intangible assets	3,289	(1,605)	1,684	1,889	(1,354)	535

Goodwill			1,217			1,265
Goodwill in non-consolidated investees accounted for by the equity method			215			258

	Extrusion and
NOK million	Automotive	Other	Total

Balance at December 31, 2001	1,042	223	1,265

Adjustments:
Goodwill acquired	194	128	322
Impairment loss	—	(52)	(52)
Currency translation effect	(255)	(20)	(275)
Other	37	(80)	(43)

Balance at December 31, 2002	1,018	199	1,217

EBITDA* AND RECONCILIATION TO INCOME BEFORE TAXES AND MINORITY INTEREST

Hydro’s steering model, Value-Based Management, reflects Hydro’s focus on cash flow-based indicators, before and after taxes, to measure performance in Hydro’s operating segments. EBITDA, which Hydro defines as income/(loss) before tax, interest expense, depreciation, amortization and write-downs, is an approximation of cash flow from operations before tax. EBITDA is a measure that includes in addition to operating income, interest income and other financial income, results from non-consolidated investees and gains and losses on sales of activities classified as “Other income, net” in the income statement. It excludes depreciation, write-downs and amortization, as well as amortization of excess values and goodwill in non-consolidated investees. Hydro’s definition of EBITDA may differ from that of other companies.

EBITDA should not be construed as an alternative to operating income and income before taxes as an indicator of the Company’s operations in accordance with generally accepted accounting principles. Nor is EBITDA an alternative to cash flow from operating activities in accordance with generally accepted accounting principles.

Hydro has also introduced Cash Return On Gross Investments (CROGI) as an annual rate of return measure. CROGI is defined as gross cash flow after taxes, divided by gross investment. Gross cash flow is defined as EBITDA less taxes, while gross investment is defined as total assets 1) plus accumulated depriciation, amoritization and write downs, less short-term interest free liabilities 2).

CROGI in 2002 was 8.6 % compared with 9.4 % for 2001. Calculated on normalized prices, CROGI in 2002 was 9 % and 8 % for 2001. The normalized prices used are: oil — USD 18 per barrel, aluminum (LME) — USD 1,500 per tonne, fertilizer — CAN 27, USD 113 per tonne, with an exchange rate of NOK 8.00 per US dollar and NOK 7.60 per euro.

The EBITDA figures by core business area are presented in the table below, in addition to the reconciliation from EBITDA to income before taxes and minority interest.

	Fourth quarter		Year
NOK million	2002	2001	2002	2001

Hydro Oil and Energy	8,030	5,528	25,483	27,604
Hydro Aluminium	1,316	(302)	4,334	2,543
Hydro Agri	645	1,099	3,945	4,402
Other Activities	333	471	1,044	1,215
Corporate and Eliminations	274	501	995	1,993

Total EBITDA	10,598	7,297	35,801	37,757

Depreciation, depletion and amortization 3)	(3,706)	(3,102)	(13,912)	(12,534)
Amortization of excess values in non-consolidated investees	65	(329)	(235)	(149)
Interest expense	(767)	(932)	(3,189)	(3,721)
Capitalized interest	170	164	607	685
Net foreign exchange gain/(loss)	857	(203)	3,262	(416)
Other financial items	(37)	(65)	(163)	(157)

Income before tax and minority interest	7,180	2,830	22,171	21,465

EBITDA information by segment in each of the core business areas, as well as explanation of the financial performance of each segment, is included in the presentation of the business areas.

•     EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortization.

1)	Deferred tax assets are not included in gross investment.

2)	Deferred tax liabilities are not deducted from gross investment.

3)	This includes write-downs of property, plant and equipment included in restructuring costs of NOK 261 million for 2001.

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

INDIVIDUAL OPERATING SEGMENT

OPERATING REVENUES

	Fourth quarter		Year
NOK million	2002	20011)	2002	20011)

Exploration and Production	9,507	7,562	34,009	33,282
Energy and Oil Marketing	8,066	9,622	39,780	43,959
Eliminations	(4,451)	(5,646)	(22,048)	(25,225)

Hydro Oil and Energy	13,122	11,538	51,741	52,016

Metals	10,161	6,980	39,646	31,475
Rolled Products	4,156	955	14,790	4,228
Extrusion and Automotive	5,852	5,218	24,245	22,487
Other and eliminations	(3,534)	(1,464)	(13,630)	(7,107)

Hydro Aluminium	16,635	11,689	65,051	51,083

Hydro Agri	6,927	8,807	33,348	37,407

Other activities	4,652	5,124	21,769	22,361
Corporate and Eliminations	(1,701)	(2,488)	(8,973)	(10,032)

Total	39,635	34,670	162,936	152,835

EXTERNAL REVENUES

	Fourth quarter		Year
NOK million	2002	20011)	2002	20011)

Exploration and Production	4,907	1,830	11,175	7,848
Energy and Oil Marketing	7,095	8,550	35,795	39,450
Eliminations	26	—	26	—

Hydro Oil and Energy	12,028	10,380	46,996	47,298

Metals	6,607	5,609	26,025	24,961
Rolled Products	3,952	936	14,135	4,126
Extrusion and Automotive	5,851	5,101	24,186	21,854
Other and eliminations	50	124	162	1

Hydro Aluminium	16,460	11,770	64,508	50,942

Hydro Agri	6,805	8,663	32,818	36,809

Other activities	3,745	3,843	17,988	17,713
Corporate and eliminations	597	14	626	73

Total	39,635	34,670	162,936	152,835

1)	Hydro has changed its presentation to include all unrealized gains and losses related to the LME contracts at the Hydro Aluminium area level. Prior periods have been reclassified to be presented on a consistent basis.

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

INTERNAL REVENUES

	Fourth quarter		Year
NOK million	2002	2001	2002	2001

Exploration and Production	4,600	5,732	22,834	25,434
Energy and Oil Marketing	971	1,072	3,985	4,509
Eliminations	(4,477)	(5,646)	(22,074)	(25,225)

Hydro Oil and Energy	1,094	1,158	4,745	4,718

Metals	3,554	1,371	13,621	6,514
Rolled Products	204	19	655	102
Extrusion and Automotive	1	117	59	633
Other and eliminations	(3,584)	(1,588)	(13,792)	(7,108)

Hydro Aluminium	175	(81)	543	141

Hydro Agri	122	144	530	598

Other activities	907	1,282	3,781	4,649
Corporate and eliminations	(2,298)	(2,503)	(9,599)	(10,106)

Total	—	—	—	—

DEPRECIATION, DEPLETION AND AMORTIZATION

	Fourth quarter		Year
NOK million	2002	2001	2002	2001

Exploration and Production	2,308	2,272	8,785	7,791
Energy and Oil Marketing	60	31	221	229

Hydro Oil and Energy	2,368	2,303	9,006	8,020

Metals	284	(146)	1,117	751
Rolled Products	228	23	496	104
Extrusion and Automotive	281	304	1,010	895

Hydro Aluminium	793	181	2,623	1,750

Hydro Agri	302	344	1,172	1,570

Other activities	242	269	1,100	912
Corporate and eliminations	1	5	11	21

Total	3,706	3,102	13,912	12,273

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

OPERATING INCOME (LOSS)

	Fourth quarter		Year
NOK million	2002	20011)	2002	20011)

Exploration and Production	4,926	2,964	14,472	17,813
Energy and Oil Marketing	575	221	1,592	1,365
Eliminations	26	—	26	—

Hydro Oil and Energy	5,527	3,185	16,090	19,178

Metals	425	(747)	1,690	372
Rolled Products	(187)	3	(295)	58
Extrusion and Automotive	(29)	(366)	14	(228)
Other and eliminations	21	113	289	(17)

Hydro Aluminium	230	(997)	1,698	185

Hydro Agri	209	646	2,207	2,114

Other activities	20	(12)	13	(341)
Corporate and eliminations	153	10	(24)	(53)

Total	6,139	2,832	19,984	21,083

EBITDA

	Fourth quarter		Year
NOK million	2002	20011)	2002	20011)

Exploration and Production	7,312	5,271	23,475	25,768
Energy and Oil Marketing	692	257	1,982	1,836
Eliminations	26	—	26	—

Hydro Oil and Energy	8,030	5,528	25,483	27,604

Metals	964	(349)	2,703	1,766
Rolled Products	47	25	258	162
Extrusion and Automotive	285	(91)	1,084	632
Other and eliminations	20	113	289	(17)

Hydro Aluminium	1,316	(302)	4,334	2,543

Hydro Agri	645	1,099	3,945	4,402

Other activities	333	471	1,044	1,215
Corporate and eliminations	274	501	995	1,993

Total	10,598	7,297	35,801	37,757

1)	Hydro has changed its presentation to include all unrealized gains and losses related to the LME contracts at the Hydro Aluminium area level. Prior periods have been reclassified to be presented on a consistent basis.

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

OPERATING INCOME - EBIT – EBITDA - FOURTH QUARTER 2002

				Selected			Depr.
	Operating	Non-cons.	Interest	Financial	Other		And
NOK million	income	investees	income	items	income	EBIT	Amort.	EBITDA

Exploration and Production	4,926	7	74	(4)	—	5,003	2,309	7,312
Energy and Oil Marketing	575	53	7	(5)	—	630	62	692
Eliminations	26	—	—	—	—	26	—	26

Hydro Oil and Energy	5,527	60	81	(9)	—	5,659	2,371	8,030

Metals	425	239	12	26	—	702	262	964
Rolled Products	(187)	46	(1)	5	—	(137)	184	47
Extrusion and Automotive	(29)	56	6	(3)	—	30	255	285
Other and eliminations	21	—	—	(1)	—	20	—	20

Hydro Aluminium	230	341	17	27	—	615	701	1,316

Hydro Agri	209	74	50	(2)	—	331	314	645

Other activities	20	5	67	(6)	—	86	247	333
Corporate and eliminations	153	4	113	(4)	—	266	8	274

Total	6,139	484	328	6	—	6,957	3,641	10,598

OPERATING INCOME - EBIT – EBITDA - YEAR 2002

				Selected			Depr.
	Operating	Non-cons.	Interest	Financial	Other		And
NOK million	income	investees	income	items	income	EBIT	Amort.	EBITDA

Exploration and Production	14,472	31	100	5	77	14,685	8,790	23,475
Energy and Oil Marketing	1,592	148	26	(6)	—	1,760	222	1,982
Eliminations	26	—	—	—	—	26	—	26

Hydro Oil and Energy	16,090	179	126	(1)	77	16,471	9,012	25,483

Metals	1,690	(275)	19	92	—	1,526	1,177	2,703
Rolled Products	(295)	7	5	5	—	(278)	536	258
Extrusion and Automotive	14	49	18	(10)	—	71	1,013	1,084
Other and eliminations	289	—	—	—	—	289	—	289

Hydro Aluminium	1,698	(219)	42	87	—	1,608	2,726	4,334

Hydro Agri	2,207	57	206	29	166	2,665	1,280	3,945

Other activities	13	12	178	(271)	—	(68)	1,112	1,044
Corporate and eliminations	(24)	4	996	26	(24)	978	17	995

Total	19,984	33	1,548	(130)	219	21,654	14,147	35,801

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

INVESTMENTS 1)

	Fourth quarter		Year
NOK million	2002	2001	2002	2001

Exploration and Production	2,471	3,340	14,285	9,618
Energy and Oil Marketing	205	235	499	472

Hydro Oil and Energy	2,676	3,575	14,784	10,090

Metals	670	818	12,728	1,872
Rolled Products	377	125	7,437	201
Extrusion and Automotive	524	443	5,153	1,454

Hydro Aluminium	1,571	1,386	25,318	3,527

Hydro Agri	657	316	1,543	797

Other activities	352	736	3,115	1,372
Corporate and eliminations	781	271	1,044	542

Total	6,037	6,284	45,804	16,328

1)	Additions to property, plant and equipment (capital expenditures) plus long-term securities, intangibles, long-term advances and investments in non-consolidated investees.

EBITDA

	2002				2001
NOK million	4th qtr	3rd qtr	2nd qtr	1st qtr 1)	4th qtr 1)	3rd qtr 1)	2nd qtr 1)	1st qtr 1)

Exploration and Production	7,312	5,022	5,776	5,365	5,271	6,533	6,902	7,062
Energy and Oil Marketing	692	429	379	482	257	224	523	832
Eliminations	26	—	—	—	—	—	—	—

Hydro Oil and Energy	8,030	5,451	6,155	5,847	5,528	6,757	7,425	7,894

Metals	964	474	715	550	(349)	287	593	1,235
Rolled Products	47	101	82	28	25	46	36	55
Extrusion and Automotive	285	274	331	194	(91)	210	179	334
Other and eliminations	20	(22)	164	127	113	(17)	81	(194)

Hydro Aluminium	1,316	827	1,292	899	(302)	526	889	1,430

Hydro Agri	645	719	1,198	1,383	1,099	725	1,008	1,570

Other activities	333	365	183	163	471	636	88	20
Corporate and eliminations	274	128	297	296	501	487	560	445

Total	10,598	7,490	9,125	8,588	7,297	9,131	9,970	11,359

1)	Hydro has changed its presentation to include all unrealized gains and losses related to the LME futures contracts at the Hydro Aluminium area level. Prior periods have been reclassified to be presented on a consistent basis.

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

CROGI

NOK million	2002	2001	2000	1999	1998
Exploration and Production	11.9%	13.1%	14.5%	9.4%	7.2%
Energy and Oil Marketing	12.3%	12.2%	13.3%	12.3%	7.1%

Hydro Oil and Energy	11.9%	13.0%	14.4%	9.7%	7.3%

Metals	7.1%	6.0%	11.2%	8.2%	9.5%
Rolled Products	3.5%	5.8%	3.8%	10.4%	9.6%
Extrusion and Automotive	7.0%	4.5%	11.2%	8.9%	8.6%

Hydro Aluminium	7.1%	5.7%	10.8%	8.3%	9.3%

Hydro Agri	9.4%	9.6%	7.8%	1.4%	5.1%

Other activities	4.7%	4.9%	9.7%	11.1%	5.4%
Corporate and eliminations	-8.6%	1.9%	19.1%	21.6%	27.9%

Total	8.6%	9.4%	12.5%	8.5%	7.8%

QUARTERLY RESULTS

	2002				2001
NOK million	4th qtr	3rd qtr	2nd qtr	1st qtr	4th qtr	3rd qtr	2nd qtr	1st qtr

Operating revenues	39,635	40,560	44,702	38,039	34,670	36,086	40,951	41,128
Operating income	6,139	3,945	5,077	4,823	2,832	4,741	6,065	7,445
EBITDA	10,598	7,490	9,125	8,588	7,297	9,131	9,970	11,359
Net income	3,383	513	2,840	2,132	1,144	1,333	2,180	3,235
Earnings per share (NOK)	13.10	2.00	11.00	8.30	4.40	5.20	8.40	12.40

	2002				2001
EURO million	4th qtr	3rd qtr	2nd qtr	1st qtr	4th qtr	3rd qtr	2nd qtr	1st qtr

Operating revenues	5,448	5,521	6,029	4,933	4,352	4,449	5,202	5,118
Operating income	844	537	685	625	355	585	770	927
EBITDA	1,457	1,019	1,231	1,114	916	1,126	1,267	1,414
Net income	465	70	383	276	144	164	277	403
Earnings per share (EURO)	1.80	0.30	1.50	1.10	0.60	0.60	1.10	1.50

Amounts have been converted to EURO for convenience using the end exchange rate (NOK/EUR) in effect during the quarters as follows:

7.2754	7.3469	7.4145	7.7116	7.9667	8.1105	7.8716	8.0356

VAW ACQUISITION

In January 2002, Hydro entered into an agreement to purchase all the outstanding shares of the German aluminum company, VAW Aluminium AG, a leading aluminum company in Europe. The acquisition was completed on March 15, 2002. VAW is included in Hydro’s consolidated results from that date. VAW had operations in more than 20 countries. The major part of these activities was located in the EU. In addition, VAW had important operations located in North America and the Pacific region. VAW is fully integrated into Hydro’s aluminium operations.

The consideration for VAW amounts to EURO 1,911 million (NOK 14.9 billion). In addition, interest-bearing debt of EURO 703 million (NOK 5.5 billion) and pension obligations of approximately EURO 410 million (NOK 3.2 billion) were assumed. The acquisition was financed by Hydro’s cash holdings.

Assets acquired and liabilities assumed in the VAW acquisition have been recorded at estimated fair value. The purchase price allocation is based on estimates for fair value of assets and liabilities in VAW, and is substantially complete. Excess values are for the most part allocated to tangible fixed assets. The allocation does not indicate material goodwill in the transaction.

Because VAW’s inventories have been recorded at estimated fair values as of the time of the acquisition, cost of goods sold was unusually high in the period after acquisition. The effect was approximately NOK 200 million.

NOK million

Preliminary allocation of purchase price:
Cash and cash equivalents	410
Other current assets	11,597
Property, plant and equipment, less accumulated depreciation, depletion and amortization	16,592
Other assets	6,140
Total current liabilities	(9,517)
Total long-term liabilities	(10,022)
Minority shareholders’ interest in consolidated subsidiaries	(356)

Estimated fair value of assets in VAW as of March 15, 2002	14,844

Purchase price allocation may be changed until March 15, 2003.

PRO FORMA INFORMATION

The following unaudited pro forma information has been prepared assuming VAW was acquired as of the beginning of 2001.

	Fourth quarter		Year
NOK million	2002	2001	2002	2001

Operating revenues	39,635	41,569	174,630	180,567
Operating income	6,058	3,388	20,696	22,941
EBITDA	10,562	8,317	37,020	40,656
Net income	3,378	1,365	9,228	8,268

Earnings per share in NOK	13.10	5.30	35.70	32.00

VAW’s results have been translated into Norwegian kroner at average exchange rates. Pro forma adjustments are made for the fair value adjustments relating to assets and liabilities, depreciation and the amortization of these adjustments as well as finance cost of the acquisition price and deferred tax related to the above mentioned adjustments.

However, no adjustment has been made for the fair valuation of inventories. Significant sales between the companies are eliminated.

The effect of other acquisitions and divestitures on accounting results for 2001 and 2002 is not material.

CHANGE IN PRESENTATION OF UNREALIZED GAINS AND LOSSES FOR LME CONTRACTS

Hydro Aluminium is susceptible to swings in both the aluminum price and currency exchange rates because of its activities in many different countries. To secure margins on physical contracts and to minimize its exposure to the aluminum price and US dollar exchange rate Hydro uses commodity derivatives for aluminum (LME contracts) and financial derivatives, primarily forward currency contracts. All derivatives are marked-to-market with the changes in the fair market value recorded in the income statement, except for certain derivative contracts designated as hedges. Changes in the fair market value of these contracts are recorded directly to shareholders’ equity (hedge accounting).

Changes in the fair value of LME contracts (unrealized gains or losses) are recorded as an income or expense and are included in operating income and EBITDA, in addition to realized gains or losses.

Changes in the fair value of forward contracts and other financial instruments result in unrealized gains or losses that are recorded as foreign exchange gain or loss together with the realized effects. These foreign exchange gains and losses are classified as financial income and expense and are thereby not included in operating income nor EBITDA.

In contrast to Hydro, VAW accounted for most of its LME contracts, forward currency contracts and currency options under hedge accounting where the unrealized gains and losses were recorded directly to shareholders’ equity and reclassed to operating income or operating expense matching the earnings impact of the hedged sales or purchases of aluminum. This accounting policy has been changed upon Hydro’s acquisition of VAW so that all commodity and financial derivative contracts are accounted for in accordance with Hydro’s accounting policy as described above.

Beginning from the second quarter of 2002 Hydro has changed its presentation of the effect of unrealized gains and losses associated with LME contracts. LME price exposure is managed centrally at the Hydro Aluminium level. All unrealized effects of these commodity derivatives are presented together on the “Other and eliminations” line at the Hydro Aluminium level and are not split between the different segments. When the contracts are realized, the realized gain and loss is recorded in operating income for the business segment. Unrealized and realized foreign exchange gain and loss on forward currency contracts and other financial derivatives is recorded as described above, and is still presented as a part of financial income and expense, which is not included in operating income and EBITDA. The 2001 numbers have been restated from what was presented in the second quarter.

SPECIFICATION OF THE CHANGE IN THE PRESENTATION OF UNREALISED GAINS AND LOSSES FOR LME CONTRACTS:

	2002	2002	2001	2001	2001	2001
NOK million	2nd qtr	1st qtr	4th qtr	3rd qtr	2nd qtr	1st qtr

Metals	(179)	(87)	(124)	72	(123)	175
Rolled Products	—	—	—	—	—	—
Extrusion and Automotive	(4)	(26)	17	(49)	66	17
Other and eliminations	183	113	107	(23)	57	(192)

Hydro Aluminium	—	—	—	—	—	—

Norsk Hydro prepares its financial statements in accordance with generally accepted accounting principles in Norway (N GAAP) and in the United States (US GAAP). The comments of Hydro’s Board of Directors concerning developments in the operations of the operating segments are applicable to both sets of accounting principles, unless otherwise stated. The differences in net income under N GAAP and US GAAP are immaterial. The information provided in this report is in accordance with the requirements of the NRS(F) on interim reporting.

Quarterly results:

1st quarter: April 28, 2003
2nd quarter: July 21, 2003
3rd quarter: October 20, 2003

The results will be released at 0930 hours CET. Hydro reserves the right to revise these dates.
In order to utilize the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, Hydro is providing the following cautionary statement:

This document contains (and oral communications made by or on behalf of Hydro may contain) forecasts, projections, estimates, statements of management’s plans, objectives and strategies for Hydro, such as planned expansions, investments or other projects, targeted production volumes, capacity or rate, start-up costs, cost reductions, profit objectives, and various expectations about future developments in Hydro’s markets (particularly prices, supply and demand, and competition), results of operations, margins, risk management and so forth. These forward-looking statements are based on a number of assumptions and forecasts, including world economic growth and other economic indicators (including rates of inflation and industrial production), trends in Hydro’s key markets, and global oil and gas, aluminum and fertilizer supply and demand conditions. By their nature, forward-looking statements involve risk and uncertainty and various factors could cause Hydro’s actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. For a detailed description of factors that could cause Hydro’s actual results to differ materially from those expressed in or implied by such statements, please refer to Hydro’s annual report on Form 20-F for the year-ended December 31, 2001 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
NORSK HYDRO ASA

/s/ John O. Ottestad

JOHN O. OTTESTAD
(Executive Vice President and
Chief Financial Officer)

Date: February, 2003